Exhibit 14.1

Ethics Policy

For Employees, Officers and Directors

(Amended 8-23-05)

Introduction

Mechanical Technology Inc., MTI Instruments, Inc. and MTI MicroFuel Cells Inc. (collectively, "MTI") and their employees are committed to the highest standards of ethical behavior. Daily business decisions are made based on our shared values: Integrity, Innovation, Excellence, Teamwork and Compassion. Integrity takes precedence should it ever be in conflict with any other value.

The Workplace

MTI is committed to providing an environment that supports honesty, integrity, respect, trust, responsibility, and citizenship and that permits us the opportunity to achieve excellence in our workplace. While everyone who works for the Company must contribute to the creation and maintenance of such an environment, our executives and management personnel assume special responsibility for fostering a work environment that is free from the fear of retribution and will bring out the best in all of us. Supervisors must be careful in words and conduct to avoid placing, or seeming to place, pressure on subordinates that could cause them to deviate from acceptable ethical behavior.

Responsibility to Others

MTI is committed to honesty, just management, fairness, providing a safe and healthy environment free from the fear of retribution, and respecting the dignity due everyone. For the communities in which we live and work we are committed to observe sound environmental business practices and to act as concerned and responsible neighbors, reflecting all aspects of good citizenship. For our shareholders we are committed to pursuing sound growth and earnings objectives and to exercising prudence in the use of our assets and resources. For our suppliers and partners we are committed to fair competition and the sense of responsibility required of a good customer and teammate.

Compliance with Law

MTI will conduct its business in compliance with all applicable laws and regulations. Compliance with the law is not our entire ethical responsibility -- it is a minimum, absolutely essential condition for performance of our duties. In conducting business, we will comply with all laws, paying particular attention to the following:

Securities Laws: Federal law and Company policy prohibit officers, directors and employees, directly or indirectly through their families or others from purchasing or selling company stock while in the possession of material, non-public information concerning the Company. This same prohibition applies to trading in the stock of other publicly held companies on the basis of material, non-public information. To avoid even the appearance of impropriety, Company policy also prohibits officers, directors and employees from trading options on the open market in Company stock under any circumstances.

Material, non-public information is any information that could reasonably be expected to affect the price of a stock. If an officer, director or employee is considering buying or selling a stock because of inside information they possess, they should assume that such information is material. It is also important for the officer, director or employee to keep in mind that if any trade they make becomes the subject of an investigation by the government, the trade will be viewed after-the-fact with the benefit of hindsight. Consequently, officers, directors and employees should always carefully consider how their trades would look from this perspective. Two simple rules can help protect you in this area: (1) don't use non-public information for personal gain. (2) Don't pass along such information to someone else who has no need to know. This guidance also applies to the securities of other companies for which you receive information in the course of your employment at MTI.

Anti-Trust Laws and Competition: MTI encourages competition -- which benefits consumers by prohibiting unreasonable restraints on trade. MTI competes vigorously while at the same time adhering to both the letter and spirit of antitrust laws.

Commercial Bribery

Commercial bribery - the paying of commercial bribes, kickbacks and other similar payoffs and benefits any suppliers or customers -- are illegal and prohibited by Company policy.

Fraud

Federal and state laws and Company policy prohibit the use of untruthful, misleading or deceptive acts, statements or omissions to obtain an illegal advantage or gain. Company policy prohibits fraud of any type or description.

Political Contributions

MTI encourages its employees to become involved in civic affairs and participate in the political process. Employees must understand, however, that their involvement and participation must be on an individual basis, on their downtime and at their own expense. Federal law prohibits corporations from donating corporate funds, goods, or services, directly or indirectly, to candidates for federal offices -- this includes employees' work time. Local and state laws also govern political contributions and activities as they apply to their respective jurisdictions.

Confidential or Proprietary Information

Company policy prohibits employees from disclosing confidential or proprietary information outside the Company, either during or after employment, without Company authorization to do so.

Conflicts of Interest

Company policy prohibits conflicts between the interests of its employees and the Company. A conflict of interest exists when an employee's personal interest interferes or may interfere with the interests of the Company. Conflicts of interest may not always be clear, so if an employee has a concern that a conflict of interest may exist, they should consult with higher levels of management, the Company's Chief Finical Officer, General Counsel or Chairman of the Audit Committee.

Waivers

When it is deemed to be in the best interests of MTI and its shareholders, the Audit Committee may grant waivers to employees who have disclosed an actual or potential conflict of interest. Such waivers are subject to approval by the Board of Directors.

Diversity

Company policy encourages equal employment opportunity for all applicants and employees without regard to race, color, religion, sex, national origin, ancestry, age, disability, veteran status, marital status, sexual orientation or gender identity. This applies to all areas of employment. Company policy also requires reasonable accommodation to disabled applicants and employees to enable them to apply for and to perform the essential functions of their jobs

Accounting Controls, Procedures & Records

Applicable laws and Company policy require the Company to keep accurate books and records that fairly and completely reflect the Company's financial position and its transactions and the dispositions of its assets. In this regard, the Company's financial executives shall:

• Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

• Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

• Comply with rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

• Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated.

• Share knowledge and maintain skills important and relevant to constituents' needs.

• Proactively promote ethical behavior as a responsible partner among peers in the work environment.

• Achieve responsible use of and control over all assets and resources for which responsible.

Board Committees

The Company will establish committees empowered to enforce this Code of Ethics. The Audit Committee of the Mechanical Technology Board will enforce the Code of Ethics for Mechanical Technology Inc., MTI Instruments, Inc. and MTI MicroFuel Cells. The Audit Committee will report to the Board of Directors at least once each year regarding the general effectiveness of the Code of Ethics, the controls and reporting procedures and business conduct of the companies.

Disciplinary Measures

The Company shall consistently enforce its Code of Ethics and Business conduct through appropriate means of discipline. Violations of the Code shall be promptly reported to the Audit Committee. Pursuant to procedures adopted, the Audit Committee shall determine whether violations of the Code have occurred and, if so, shall determine the disciplinary measures to be taken against any employee or agent of the company who has so violated the Code. The disciplinary measures, which may be invoked at the discretion of the Audit Committee, include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, termination of employment and restitution. Persons subject to disciplinary measures shall include, in addition to the violator, others involved in the wrongdoing such as (i) persons who fail to use reasonable care to detect a violation, (ii) persons who if requested to divulge information withhold material information regarding a violation, and (iii) supervisors who approve or condone the violations or attempt to retaliate against employees or agents for reporting violations or violators.